FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of   June  , 2003
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                            PROGEN INDUSTRIES LIMITED
                          -----------------------------
                (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes     No  X
                                       ---    ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

     Attached as Exhibit 1 is a copy of the Company's media release dated June 30, 2003 entitled "Progen Achieves Objectives of Share Purchase Plan."

     Attached as Exhibit 2 is a copy of the Company's Appendix 3B dated June 30, 2003 as filed with the Australian Stock Exchange.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Progen Industries Limited

Date:   June 30, 2003         By:  /s/ Milton McColl
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                                   Milton McColl, Company Secretary

                                  EXHIBIT INDEX

Exhibit Number                              Description
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Exhibit 1 Copy of the Company's media release dated 30, 2003 entitled "Progen Achieves Objectives of Share Purchase Plan"
Exhibit 2 Copy of the Company's Appendix 3B dated June 30, 2003 as filed with the Australian Stock Exchange